

Mail Stop 3720

July 10, 2006

U.S. mail and fax (516) 803-1185
Mr. Michael P. Huseby
Executive Vice President and Chief Financial Officer
Cablevision Systems Corporation
1111 Stewart Avenue
Bethpage, New York 11714

> **Re:** **Cablevision Systems Corporation**
> **CSC Holdings, Inc.**
> **Forms 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 2, 2006**
>
> **Forms 10-Q for Fiscal Quarter Ended March 31, 2006**
> **File Nos. 1-14764 and 1-9046**

Dear Mr. Huseby:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director